FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 2004

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 01 October 2004.

2.	Press release entitled, “Companies Act 1985 Section 198: Disclosure of Interest in Voting Shares in Public Companies”, dated 01 October 2004.

3.	Press release entitled, “AstraZeneca Annual Business Review”, dated 05 October 2004.

4.	Press release entitled, “AstraZeneca confident of strong performance from growth products and delivery of development pipeline”, dated 06 October 2004.

5.	Press release entitled, “AstraZeneca Receives Action Letter from FDA for EXANTA® (ximelagatran)”, dated 08 October 2004.

6.	Press release entitled, “AstraZeneca’s third quarter and nine months results 2004”, dated 20 October 2004.

7.	Press release entitled, “AstraZeneca PLC: Third Quarter and Nine Months Results 2004 (front half)”, dated 21 October 2004.

8.	Press release entitled, “AstraZeneca PLC: Third Quarter and Nine Months Results: Consolidated Profit & Loss Account (back half)”, dated 21 October 2004.

9.	Press release entitled, “AstraZeneca – Notice of teleconference on adoption of IAS / IFRS”, dated 22 October 2004.

10.	Press release entitled, “AstraZeneca Prepares for Adoption of IAS / IFRS”, dated 25 October 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 October 2004	By: /s/ G H R Musker

Name: G H R Musker
Title: Secretary & Solicitor

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 30 September 2004, it purchased for cancellation 750,000 ordinary shares of AstraZeneca PLC at a price of 2281 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,659,190,800.

G H R Musker
Company Secretary
1 October 2004

Item 2

COMPANIES ACT 1985 SECTION 198
DISCLOSURE OF INTEREST IN VOTING SHARES IN PUBLIC COMPANIES

ON 1 OCTOBER 2004 WE WERE INFORMED THAT, AS OF 29 SEPTEMBER 2004, BARCLAYS PLC HAD A NOTIFIABLE INTEREST IN THE USD0.25 ORDINARY SHARES OF ASTRAZENECA PLC OF 50,634,731 SHARES WHICH REPRESENTS 3.05 PER CENT OF THE ISSUED ORDINARY CAPITAL OF THE COMPANY.

G H R MUSKER
COMPANY SECRETARY
1 OCTOBER 2004

Item 3

AstraZeneca Annual Business Review

On Wednesday 6 October 2004, AstraZeneca is holding an Annual Business Review for analysts and investors at The Millennium Hotel, 44 Grosvenor Square, W1K.

The presentations start at 08:00BST (09:00CET, 03:00EST) and can be listened to via a global teleconference for which the numbers are in the UK: 0800 279 9640, for Europe: +44(0)20 7019 9504 and for the US: 1 866 850 2201. A live webcast of the presentations will be available on the AstraZeneca website.

These numbers, as well as details of the replay facility available through Tuesday 19 October 2004, are available through the Investor Relations part of the AstraZeneca website at www.astrazeneca.com or direct on www.astrazenecaevents.com.

Item 4

     ASTRAZENECA CONFIDENT OF STRONG PERFORMANCE FROM
GROWTH PRODUCTS AND DELIVERY OF DEVELOPMENT PIPELINE

AstraZeneca will today express confidence in its future prospects at its annual business review meeting in London and will update analysts on:

  The global performance of recently launched key brands that will drive sales and earnings growth in the near term, including CRESTOR, NEXIUM, SEROQUEL, SYMBICORT and IRESSA.
  Phase III programmes for CEROVIVE and GALIDA, which are both progressing well.
  28 New Molecular Entity (NME) projects in Phase I and Phase II development; 60 percent more in Phase II than a year ago.
  23 high-quality NMEs now in pre-clinical testing as a result of improved productivity in drug discovery.
  A growing presence in emerging markets as another important source of sales and profit growth. AstraZeneca is now the fastest growing major pharmaceutical company in the top eight emerging markets.
  270 R&D collaboration agreements with external partners signed in the past year.

Sir Tom McKillop, Chief Executive, said: “With $10 billion in annual sales of newer products growing strongly, good progress across the development portfolio and success in emerging markets, AstraZeneca is well-positioned to overcome the recent disappointment on EXANTA and to meet the wider challenges facing the industry.”

The company will also confirm that it remains on track to deliver EPS for 2004 around the middle of the $2.00 to $2.15 range announced at the beginning of the year.

Business Highlights:
  CRESTOR is approved in 64 countries and launched in 51 markets, with approval in Japan anticipated before the end of Q4 2004.
  Since launch, more than 10 million prescriptions have been dispensed to over three million patients.
  Extensive post-marketing surveillance continues to show that the safety profile for CRESTOR remains comparable to other marketed statins.
  CRESTOR continues to grow in an increasingly competitive US market. Its share of new prescriptions reached 7.5 percent in the week ending 24th September.

  Since its launch in 2000, NEXIUM has grown to become the world’s sixth largest pharmaceutical product (MAT Q2 2004 - $4.2 billion).
  The global Proton Pump Inhibitor (PPI) market is currently valued in excess of $20 billion and has grown 7.2 percent MAT, as of Q2 2004. NEXIUM value growth in the same period was 36.8 percent. With strong continued growth in many large markets, such as France, Italy and Germany, NEXIUM is expected to become the leading branded PPI by value in 2005.
  Despite challenging market conditions, including pricing pressure in the US and Europe, new formulations and indications should help sustain growth.
  The NEXIUM intravenous (i.v.) formulation is now being launched in Europe and US approval is expected in early 2005. This should further strengthen the brand’s position on hospital formularies.
  New indications for the healing and prevention of NSAID-associated ulcers have already cleared the EU Mutual Recognition procedure, with approval in the US and other markets anticipated in the coming months.

  SEROQUELcontinues to drive expansion of the atypical antipsychotic market in Europe and the US, with a growth rate strongly ahead of the rest of the market.
  In the US, SEROQUEL is set to become the market leading antipsychotic product in total prescriptions. Market share gains in other major markets have accelerated since the launch of the bipolar mania indication.
  The BOLDER study demonstrates that SEROQUEL is effective in treating people with bipolar disorder and new, recently presented data, shows additional benefit for the rapid cycling population - a treatment-resistant group. Regulatory submissions for bipolar depression in the US are expected during first half 2006 and Europe in 2007.

  SYMBICORT is approved in 78 countries and is launched in 62. It continues to gain share from its chief competitor, Seretide/Advair in the market for fixed combination asthma treatments.
  Two recent clinical studies comparing SYMBICORT with salmeterol/fluticasone have shown impressive results:
    The SUND study, showed superiority of SYMBICORT Adjustable Maintenance Dosing versus a fixed dose of either SYMBICORT or salmeterol/ fluticasone.
    Data from COSMOS, a new trial, show superiority of SYMBICORT Single inhaler Therapy over fixed dosing of salmeterol/fluticasone.

  The application for SYMBICORT Single inhaler Therapy in Europe is under regulatory review, as are pMDI filings for asthma and COPD.
  In the US, the company has completed its asthma trials and the first New Drug Application (NDA) for asthma is targeted for Q2 2005, followed by a supplementary NDA for COPD in 2007.

  EXANTA is the first new oral anticoagulant in almost 60 years.
  EXANTA’s first indication (prevention of venous thromboembolic events in elective knee and hip replacement surgery) was approved in May 2004 in the EU and the first launch took place in Germany in June 2004, followed by Sweden, Portugal, Finland, Norway, Iceland and Austria. It is now launched in seven countries and approved in 12 markets.
  At its meeting on 10th September, the Cardiovascular Renal Committee to the US
  Food and Drug Administration (FDA) did not recommend approval of EXANTA. AstraZeneca is continuing discussions with the Agency and awaits a final decision. The FDA’s Prescription Drug User Fee Act (PDUFA) 10-month deadline is 23rd October 2004.

  IRESSAis approved in 32 countries, including Japan and the US. Discussions with the regulatory authorities in Europe are ongoing.
  In April, Massachusetts General Hospital (MGH) and the Dana Farber Institute in the US released breakthrough research identifying mutations in the tyrosine kinase domain of the EGFR gene in the tumour cells of many Non-Small Cell Lung Cancer (NSCLC) patients who responded to IRESSA. However, published reports and emerging analyses from the IDEAL trials indicate that some patients with a dramatic response to treatment with IRESSA do not appear to possess a mutation in the EGFR receptor. Furthermore, mutational status does not explain the stable disease and symptomatic benefit seen by nearly 50 percent of patients treated with IRESSA.
  According to US monthly prescription data, prescriptions have increased by 25 percent since this new EGFR mutation data was announced.
  Comparative trials of IRESSA in refractory NSCLC are on track for delivery early in 2005 and the lifecycle programme for IRESSA in NSCLC and other tumours is well underway.
  Phase III trials are underway in refractory patients with head and neck tumours, (vs. methotrexate), with filings in the US and Europe anticipated in H2 2006. Another Phase II, first-line patient study using IRESSA in combination with chemo-radiation has begun, with results anticipated in 2008.

  For advanced breast cancer, Phase II studies using IRESSA plus hormonal treatments (tamoxifen and ARIMIDEX), are underway, with results anticipated 2006/7.
  A Phase II study involving first-line patients with colorectal cancer is ongoing, with results anticipated in 2006.
  Exploratory trials are underway in oesophageal, pancreatic, glioblastoma, ovarian and thyroid tumour types, with data emerging.

  ARIMIDEX: The five-year analysis from the ARIMIDEX, Tamoxifen, Alone or in Combination (ATAC) study will be presented at the San Antonio Breast Cancer Congress in December 2004 and should confirm the position of ARIMIDEX as a “gold standard” treatment for early breast cancer.

Development Pipeline and New Indications
In addition to reviewing the performance of key growth products, the company will provide an update on its development pipeline. It will also confirm continuing progress with GALIDA and CEROVIVE, which are in Phase III clinical testing and will report that 28 NME projects are now in Phase I/II, an increase of nine over last year. Of these, 15 projects are currently in Phase I and 13 projects are currently in Phase II.

There are 23 NMEs in pre-clinical testing. To broaden its therapeutic approaches and enhance its capability to discover novel differentiated treatments, the company has signed 270 new R&D collaborations with external parties in the past year, bringing the total number of active agreements in place to more than 1700.

Cardiovascular
In the US, it is estimated that one in three individuals born in 2000 will develop type 2 diabetes during their lifetime. By 2025 there will be twice as many diabetics in South East Asia compared to North America. The future market value for type 2 diabetes (including the insulin market) is forecast to be greater than $18 billion by 2012 in the top seven markets. Over the next 30 years, the prevalence of atrial fibrillation is expected to double worldwide and the anti-thrombotic market is expected to reach $15 billion by 2010. Diabetes, atrial fibrillation and thrombosis are all targets for AstraZeneca.

  GALIDA is currently in Phase III testing for type 2 diabetes mellitus. A PPAR alpha-gamma agonist, GALIDA has demonstrated metabolic effects including improvement in both glycemic control as well as dyslipidaemia. Further data supports the potential for GALIDA to prevent macrovascular complications.
  Following worldwide regulatory authority review of the safety and toxicology for the entire PPAR class, AstraZeneca has agreed to extend long-term follow up clinical studies to two years, resulting in the filing date moving from 2006 into 2007.
  AZD6140: now in Phase II testing, has been shown in early studies to be a more effective platelet inhibitor than clopidogrel. In contrast to the latter, its effects are rapidly reversible, allowing acute invasive or surgical treatment for patients, if needed. AstraZeneca is targeting treatment of patients with coronary artery disease.
  AZD7009: an atrial repolarisation delaying agent (ARDA), has a novel mechanism of action with unique separation of effects on the atrium and ventricle of the heart. It restores normal heartbeat in patients with atrial fibrillation in a dose dependent way. AZD7009 is now in Phase II testing. Two formulations are currently being developed: the i.v. formulation for atrial fibrillation conversion and the oral formulation for chronic treatment.
  AZD0837: an oral direct thrombin inhibitor follow-up to EXANTA is in Phase II studies that will determine its overall efficacy and safety profile.
  AZD9684: a CPU inhibitor for the treatment of thrombosis is in Phase II trials.

Neuroscience
AstraZeneca aims to be a leader in neuroscience, by continuing to deliver a range of life-changing medicines in the three key areas of psychiatry, analgesia and neurology. The neuroscience market is currently estimated to be worth over $85 billion.

  CEROVIVE: (NXY-059) is a neuroprotectant with free radical trapping properties acting at several points in the acute cerebral ischemic cascade. It is in phase III clinical trials to determine its effect on disability and neurological recovery in acute ischemic stroke patients.
  AZD1080: an inhibitor of neurofibillary tangle formation to modify the progression of Alzheimer’s disease pathology, is currently in pre-clinical testing.
  AZD3102: a human monoclonal antibody for the modification of Alzheimer’s disease progression, developed in collaboration with Dyax, is in pre-clinical development.
  AZD7371: a serotonin modulator with the potential to relieve symptoms of overactive bladder is in Phase II clinical exploration.

  AZD4282: a modulator of NMDA receptor for the treatment of neuropathic pain is presently in Phase I clinical studies.
  AZD9272: a novel neuropathic pain treatment, discovered in collaboration with NPS pharmaceuticals, has shown some highly promising sustained analgesic effects in pre-clinical models.

Oncology
AstraZeneca aims to maintain its position as a world leader in cancer treatment through the successful introduction of novel approaches, with candidate drugs currently in the pipeline. The company has over 20 different anti-cancer projects, including 13 NMEs in its portfolio. The company intends to build a leading position in cell cycle inhibitiors, anti-invasives, and anti-angiogenics, building on its current strong portfolio. Discovery investment is focused on increasing the number of candidate drugs and providing strong translational science support to products in late stage Discovery and Development. As a result of the company’s collaboration with Abgenix Inc., antibodies will be part of the development portfolio from 2006. The oncology market is estimated to reach $64 billion by 2014.

  ZD6474: a potent, once daily oral inhibitor of vascular endothelial growth factor receptor (VEGFR) signalling, has additional activity against epidermal growth factor receptor (EGFR) signalling. Currently in Phase II development, ZD6474 is approaching completion of trials as monotherapy (vs. IRESSA) and in combination with cytotoxic chemotherapy.

  AZD2171: a once daily, oral inhibitor of vascular endothelial growth factor receptor (VEGFR) signalling. Highly potent, without activity against EGFR, the compound is currently in Phase I development and has potential for activity in a wide range of tumours, as well as for combining with other anti-cancer agents. The first presentation of pre-clinical data for AZD2171 was made earlier this year at the AACR Meeting in Orlando and showed that continuous once daily, oral treatment with AZD2171 is generally well-tolerated in patients with advanced cancers and liver metastases.
  New data evaluating AZD2171 in combination with mechanistically distinct anti-tumour therapies demonstrate that, when administered in combination, AZD2171 and the EGFR tyrosine kinase inhibitor gefinitib produce greater inhibition of tumour growth in vulval tumour xenografts than with each treatment alone.
  Emerging Phase I clinical data support the pre-clinical data indicating that AZD2171 has the potential to be “best in class”.

  AZD4054: a specific endothelin-A receptor antagonist has Phase II trials underway in hormone resistant prostate cancer (HRPC). Phase I trial results indicate no antagonism of endothelin-B receptor, which is important since pro-apoptotic signalling is driven through this receptor.
  AZD3409: an oral, selective prenyltransferase inhibitor, has potential in numerous tumour types. Phase I trials in volunteers have shown inhibition of laminin and K-ras prenylation. The latter data are important for differentiation. Phase I trials in patients started in March 2004.
  AZD6244: a potent and selective oral MEK inhibitor, is biologically active in patients and in a wide range of human tumour xenografts, at doses that are well-tolerated.
  AZD5438: a Cyclin Dependent Kinase (CDK) inhibitor went from CD nomination to first human dose in five months with proof of mechanism in healthy volunteers within 12 months of nomination. It is now in patient trials.
  AZD1152: an Aurora Kinase Inhibitor for solid tumours disrupts mitosis and cellular division in tumour cells and patient trials are set to start Q2 2005.
  AZD0530: a highly selective, oral, once-daily selective SRC kinase inhibitor with potential for activity in a wide range of tumours. It has the potential to have a significant impact on the treatment of cancer and has a range of potential therapeutic benefits, including: an anti-invasive and anti-metastatic agent; use in combination treatments with other novel agents, chemotherapy and hormonal therapy; and in the treatment of leukaemia and metastatic bone disease. Phase I studies are ongoing and proof of mechanism has been demonstrated (markers of bone resorption).

Gastrointestinal
AstraZeneca aims to maintain its number one position in GI treatments through high quality innovation and productivity in the research and development of new GI therapies.

  AZD0865: a novel gastric acid inhibitor is currently in Phase II and is being investigated for acid-related GI disease.
  AZD7371: a serotonin modulator, has the potential to relieve visceral hypersensitivity in patients with irritable bowel syndrome and is currently in Phase II.

Respiratory and Inflammation (R&I)
The successful introduction of novel approaches to areas of inflammatory disease such as asthma, COPD and rheumatoid arthritis aim to build the company’s position in R&I, a world market estimated to be worth over $30 billion. The rheumatoid arthritis market alone is estimated to reach $10 billion by 2012.

  AZD8309: a chemokine receptor antagonist, is in Phase I for rheumatoid arthritis and COPD.
  AZD3342: a protease inhibitor, is in pre-clinical testing for COPD.
  AZD3778: a chemokine receptor antagonist, is in Phase I for asthma / rhinitis.
  AZD6703: treats inflammatory diseases by inhibiting p38 kinase, a mechanism linked to a variety of inflammatory diseases. This compound has improved pre-clinical safety margins compared to competitor compounds.
  AZD9056: a P2X7 ion channel blocker, has multiple inflammatory disease applications. It is now in Phase II for rheumatoid arthritis and osteoarthritis and in Phase I for COPD.

Dr Jan M Lundberg, Head of Global Discovery Research, said: “Through our efforts to increase our productivity and quality in Discovery and Early Development, I am pleased to report excellent progress over the past 12 months. With around 50 percent more projects at Phase I and II compared to last year, we have every reason to be optimistic about the future.”

Emerging Markets
AstraZeneca will highlight the growing importance of emerging markets as a source of sales and profit growth. Since 2001, the company has added more than 2000 sales representatives and 500 other new staff to strengthen its position in emerging markets. AstraZeneca is now the fastest growing major pharmaceutical company in the top eight emerging markets, with an annual growth rate of 25 percent since 2002.

Top priorities for AstraZeneca are Mexico and China, which according to IMS are ranked as the ninth and tenth largest pharmaceutical markets respectively.

The pharmaceutical market in Mexico is worth nearly $10 billion, three quarters of which is in the private market. AstraZeneca has doubled its sales in Mexico since 2001, to nearly $200 million in 2003. Leadership positions have been achieved in gastrointestinal, cardiovascular and hospital antibiotic therapeutic areas. CRESTOR was launched in Mexico in June of last year, and is close to achieving market leadership in volume terms.

China's pharmaceutical market is worth $7.4 billion, up 20 percent in 2003. This market is projected to exceed $23 billion by 2012. AstraZeneca is ranked number one in the hospital market for prescription drugs. Sales in the first half 2004 were $98 million. AstraZeneca sales have grown at an average annual rate of 34 percent over the last two and a half years.

Dr Dong Yin, Vice-President, Strategic Planning and Marketing, AstraZeneca China, said: “This is an extremely dynamic market for AstraZeneca. We have the right strategy and the ability to deliver profitably, which is reflected by the fact that we are one of the fastest growing multinational companies in China.”

-Ends-

07.45 (BST) Wednesday 6th October 2004

Trade Marks
The following brand names are trademarks of the AstraZeneca group of companies: EXANTA, NEXIUM, SYMBICORT, IRESSA, GALIDA, CEROVIVE, CRESTOR, SEROQUEL, ARIMIDEX.

Media Enquiries:
Steve Brown +44 (0) 207 304 5033
Edel McCaffrey +44 (0) 207 304 5034
Rachel Bloom-Baglin +1 302 886 7858

Analyst Enquiries:
Mina Blair +44 (0) 207 304 5084
Jonathan Hunt +44 (0) 207 304 5087

Notes to Editors:
For copies of the presentations from today’s annual business review and an up-date copy of AstraZeneca’s development pipeline please visit www.astrazenecaevents.com from 07.45 BST on Wednesday 6th October 2004. Interviews with Sir Tom McKillop Chief Executive, Dr Jan M Lundberg, Head of Global Research, Brent Vose, VP Head of Oncology and Infection TA and Dr Dong Yin, Vice President, Strategic Planning and Marketing, AstraZeneca China, will be available in video, audio and text on: www.astrazenecaevents.com or www.cantos.com from 08.00 BST. Photos of Sir Tom McKillop and Dr Jan M Lundberg are available on www.newscast.co.uk. Broadcast footage of AstraZeneca products and activities is available on www.thenewsmarket.com/astrazeneca.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
In order to utilise the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. This Review contains forward-looking statements with respect to the financial condition, results of operations and businesses of AstraZeneca. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition; price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.

Item 5

AstraZeneca Receives Action Letter from FDA for EXANTA® (ximelagatran)

October 8, 2004 – Wilmington, DE – AstraZeneca (NYSE:AZN) announced today that the US Food and Drug Administration (FDA) did not grant approval for the investigational oral anticoagulant EXANTA® (ximelagatran). The company had submitted a New Drug Application (NDA) for EXANTA for the prevention of strokes in patients with atrial fibrillation, for the prevention of blood clots in patients undergoing knee-replacement surgery, and for the long-term secondary prevention of blood clots following standard treatment of a clot.

Following receipt of the letter, the company is considering how to proceed further with the FDA.

EXANTA has been approved by European regulatory authorities for the prevention of blood clots in patients undergoing hip- and knee-replacement surgery, and has been launched in seven European markets. AstraZeneca continues to believe in the benefit/risk profile of EXANTA and will work with European and other regulatory authorities towards further approvals.

##

This press release contains forward-looking statements with respect to AstraZeneca's business. By their nature, forward-looking statements and forecasts involve risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially. For a discussion of those risks and uncertainties, please see the company's Annual Report/Form 20-F for 2003.

Media Enquiries:-
Steve Brown, +44 207 304 5033
Edel McCaffrey, +44 207 304 5034

Investor Enquiries:
Jonathan Hunt, +44 207 304 5087
Mina Blair, +44 207 304 5084

-Ends-

Item 6

AstraZeneca’s third quarter and nine months results 2004

Tomorrow, Thursday, 21 October 2004 AstraZeneca will be releasing its third quarter and nine months results for 2004 at 11:00 (BST), 12:00(CET), 06:00(EST).

There will be an analyst teleconference at 13:00(BST), 14:00(CET)08:00 (EST), for which the numbers are in the UK: 0800 559 3272, for Europe +44 (0)20 7984 7576 and for the US: 1 866 239 0753. These numbers, as well as details of the replay facility available through Friday, 29 October 2004, are available on the Investor Relations part of the AstraZeneca website at www.astrazeneca.com or www.astrazenecaevents.com.

Item 7

AstraZeneca PLC
Third Quarter and Nine Months Results 2004 (front half)

“A strong third quarter with sales up 7 percent
and Earnings per Share up 19 percent.”

Financial Highlights (before Exceptional Items)

Group	3rd Quarter 2004 $m	3rd Quarter 2003 $m	Actual %	CER %	9 Months 2004 $m	9 Months 2003 $m	Actual %	CER %

Sales	5,265	4,803	+10	+7	15,627	13,974	+12	+6

Operating Profit	1,261	1,101	+15	+16	3,451	3,262	+6	+2

Profit before Tax	1,274	1,119	+14	+15	3,521	3,333	+6	+2

Earnings per Share
Before Exceptional Items	$0.55	$0.47	+17	+19	$1.52	$1.40	+9	+5

Statutory (FRS3)	$0.72	$0.47	+53	+56	$1.69	$1.40	+21	+16

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated
  Third quarter sales increased by 7 percent to $5,265 million and operating profit increased by 16 percent to $1,261 million.
  Sales outside the US increased 8 percent whilst US sales increased by 6 percent. Growth in total sales is estimated to be 11 percent after adjustment for US wholesaler de-stocking. Stock levels are now normal.
  Sales for the nine months increased by 6 percent and operating profit by 2 percent.
  Sales of the key growth products were $8,018 million for the nine months, estimated to be up 35 percent after adjusting for wholesaler stock movements in the US.
  Third quarter earnings per share of $0.72 includes a benefit of $0.17 from exceptional items.
  Provisions of $80 million have been charged against operating profit following the non-approval of Exanta™ in the US.
  Nexium™ third quarter sales decreased 6 percent; a 34 percent increase outside the US was more than offset by a 17 percent decline in the US, principally as a result of wholesaler stock building in 2003.
  Crestor™ sales were $260 million in the quarter, bringing year to date sales to $596 million. Since launch more than 11 million prescriptions have been dispensed worldwide.
  Seroquel™ sales were $529 million in the third quarter, and have reached $1.9 billion over the last twelve months. In September, Seroquel™ became the market leader in new prescriptions in the US atypical antipsychotic market.
  The Group now anticipates earnings per share (before exceptional items) of around $2.10 for the full year, inclusive of the Exanta™ provisions.

Sir Tom McKillop, Chief Executive, said: “Despite the recent disappointment with Exanta™, the business is performing well in the second half. A continuing strong performance in the fourth quarter should yield full year pre-exceptional earnings of around $2.10 per share, and will provide an effective platform for growth in 2005.”

London, 21 October 2004

Media Enquiries:	Steve Brown/Edel McCaffrey (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Rachel Bloom-Baglin (Wilmington)	(302) 886 7858

Analyst/Investor Enquiries:	Mina Blair/Jonathan Hunt (London)	(020) 7304 5084/5087
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 579 0506

Photos of Sir Tom McKillop, Chief Executive and Jonathan Symonds, Chief Financial Officer are available on www.newscast.co.uk. Broadcast footage of AstraZeneca products and activities is available on www.thenewsmarket.com/astrazeneca.

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Third Quarter

Sales in the third quarter were $5,265 million, up 10 percent on a reported basis, including a positive exchange benefit of 3 percent. Sales outside the US were up 8 percent at CER. In the US, third quarter sales were up 6 percent versus a strong third quarter 2003 which included wholesaler stock building. Inventories in the US are now at target levels in aggregate. Adjusting for inventory movements, US sales were up an estimated 15 percent, bringing the growth rate for Group sales to 11 percent in the quarter. On this same basis, global sales of key growth products were up 35 percent over last year, indicating continued momentum in the business.

Expenditures in R&D and SG&A were $2,760 million in the third quarter, up 4 percent at CER versus the third quarter 2003. As expected, this rate of growth is significantly lower than the 13 percent increase at CER reported at the half year. Operating profit increased by 16 percent in the third quarter. Earnings per share (before exceptional items) in the third quarter was $0.55 versus $0.47 in 2003. Exceptional gains of $0.17 per share were recorded in the third quarter arising from the disposal of the Advanta joint venture and an exceptional tax credit.

NexiumTM sales were up 34 percent outside the US. In the US, sales were down 17 percent due to wholesaler destocking in the current quarter set against significant wholesaler stock building in the third quarter 2003 ahead of a September price change. Dispensed tablet volume in the US increased by 17 percent over 2003.

CrestorTM sales were $260 million in the third quarter, including $162 million in the US. Since launch 11 million prescriptions have been dispensed worldwide. CrestorTM share of new prescriptions in the US statin market was 7.6 percent in the week ending 8 October.

Sales of oncology products were up 18 percent in the quarter. ArimidexTM sales increased 58 percent. IressaTM sales were $113 million versus $70 million (up 57 percent) in the third quarter 2003.

SeroquelTM sales were up 51 percent to $529 million in the quarter. Sales outside the US were up 33 percent. The 59 percent increase in the US was flattered by a weak third quarter 2003. US prescription growth remains strong, up 31 percent year to date. Sales in the last twelve months are now just under $1.9 billion.

A comprehensive review of the performance of key brands, as well as an update of the Group’s expanding Research and Development pipeline was presented at the Annual Business Review meeting held on 6 October.

Nine Months

For the nine months, sales increased 12 percent on a reported basis, including a positive exchange benefit of 6 percent. Sales outside the US were up 7 percent at CER. US sales were up 4 percent, which is considerably below the estimated underlying growth rate of 12 percent.

Strong third quarter operating profit growth lifted year to date operating profits to a 6 percent increase on a reported basis, including a positive exchange benefit of 4 percent. Earnings per share (before exceptional items) was $1.52 compared with $1.40 last year.

Future Prospects

The pattern of good sales growth, combined with the slowing rate of growth in R&D and SG&A expenses evidenced in the third quarter results, should continue in the fourth quarter and should give rise to strong earnings growth versus a comparatively weak fourth quarter last year. For the full year the Company now anticipates earnings per share (before exceptional items) of around $2.10.

Disclosure Notice: The preceding forward-looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward-looking statements. These include, but are not limited to: the rate of growth in sales of generic omeprazole in the US, continued growth in currently marketed products (in particular CrestorTM, NexiumTM, SeroquelTM, SymbicortTM, ArimidexTM and IressaTM), the growth in costs and expenses, interest rate movements, exchange rate fluctuations and the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the Annual Report and Form 20-F Information 2003.

AstraZeneca PLC

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal

	Third Quarter		CER %	Nine Months		CER %

	2004	2003		2004	2003

Losec ™/Prilosec™	430	631	-34	1,501	2,037	-32
Nexium™	951	1,000	-6	2,777	2,466	+10

Total	1,407	1,649	-17	4,342	4,556	-10

  Third quarter sales for NexiumTM in the US were down 17 percent, as the excess stocks at the end of the second quarter were normalised during this quarter, as compared with the significant wholesaler stocking that occurred in the third quarter 2003 ahead of a September price change. Thus nine months reported sales in the US (up 2 percent) do not correlate with the estimated underlying growth of 22 percent.

  Sales of NexiumTM outside the US were up 34 percent for the quarter and 32 percent for the nine months on strong performance in all major markets.

  The intravenous formulation for NexiumTM is now being launched in Europe, and US approval is expected in early 2005. On 16 September, the Group announced successful completion of the Mutual Recognition Procedure (MRP) in the European Union for new indications for NexiumTM, including the healing of gastric ulcers and, for patients at risk, the prevention of gastric and duodenal ulcers associated with NSAID therapy. Approvals in the US and other markets are anticipated in the coming months.

  PrilosecTM sales in the US were down 62 percent in the third quarter and 63 percent year to date, in line with the decline in prescriptions.

  Outside the US, sales of LosecTM were down 20 percent in the quarter and 13 percent for the nine months, although year to date sales increased in Japan (up 21 percent) and China (up 25 percent).
Cardiovascular

	Third Quarter		CER %	Nine Months		CER %
	2004	2003		2004	2003

Seloken™ / Toprol-XL™	353	286	+22	1,006	1,034	-5
Atacand™	214	185	+13	639	543	+10
Plendil™	102	144	-30	361	383	-10
Zestril™	105	116	-12	327	342	-12
Crestor™	260	76	n/m	596	88	n/m

Total	1,208	984	+20	3,456	2,920	+12

  Sales of Toprol-XLTM in the US were up 35 percent in the third quarter, as sales in the quarter were broadly in line with the underlying demand. Year to date prescription growth is 19 percent. Year to date sales (down 7 percent) still compare unfavourably with the wholesaler stock building which occurred in the first nine months of 2003. Patent litigation is progressing in the US against three companies seeking FDA approval to sell generic metoprolol succinate. Further information about this litigation is set out in Note 4 to these interim financial statements.

  Sales of SelokenTM outside the US were down 2 percent in the quarter and up 2 percent for the nine months.

  AtacandTM sales outside the US were up 15 percent in the third quarter and 17 percent for the nine months.

AstraZeneca PLC

  AtacandTM sales in the US were up 7 percent in the quarter and down 4 percent for the nine months. Total prescriptions through August declined by 3 percent.

  Review of regulatory applications in the EU and the US seeking approval for AtacandTM in the treatment of chronic heart failure are ongoing.

  CrestorTM sales in the third quarter were $260 million, including $162 million in the US, an increase over the corresponding figures in the second quarter of $207 million and $113 million respectively.

  CrestorTM has now been approved in 64 countries and launched in 51. Since launch more than 11 million prescriptions have been dispensed.

  Following a positive recommendation from an advisory committee to the Ministry of Health in Japan, Crestor™ is on track for approval before the end of 2004.

  Growth in the US statin market has accelerated through 2004 as a result of increased promotional efforts and the publication of new guidelines calling for more intensive treatment of elevated cholesterol. New prescriptions for statins in the third quarter grew 18 percent, as compared with just 6 percent growth for the full year 2003. CrestorTM share of new prescriptions in this expanding market for the week ending 8 October was 7.6 percent, a 0.9 point recovery from early July. Market share in the dynamic segment (new and switch patients) was 14.7 percent in the latest week.

  CrestorTM sales in Europe ($157 million year to date) reflect good progress in the launches in France (3.4 percent value share at 30 weeks) and in Italy (8.0 percent value share at week 26). In the latest month, CrestorTM share of total statin prescriptions in the Netherlands is 9.9 percent, 11.4 percent in Canada and 3.5 percent in the UK.
Respiratory

	Third Quarter		CER %	Nine Months		CER %
	2004	2003		2004	2003

Symbicort™	185	128	+39	578	377	+37
Pulmicort™	211	184	+12	737	674	+4
Rhinocort™	87	86	-	268	272	-4
Accolate™	31	20	+55	84	76	+8
Oxis™	25	31	-22	76	91	-25

Total	574	485	+15	1,861	1,600	+8

  Sales of SymbicortTM increased 39 percent in the third quarter and 37 percent for the nine months. Sales in the last twelve months reached $750 million.

  In the US, sales of PulmicortTM RespulesTM in the quarter (up 17 percent) and for the nine months (up 14 percent) are below the estimated underlying growth of 20 percent as a result of wholesaler destocking compared with the same period in 2003.

  Total prescriptions in the US market for intranasal steroids to treat allergies are flat year to date, as are prescriptions for RhinocortTM Aqua. Sales for the nine months are down 7 percent due to wholesaler inventory movements.

AstraZeneca PLC

Oncology

	Third Quarter		CER %	Nine Months		CER %
	2004	2003		2004	2003

Casodex™	258	230	+7	736	647	+5
Zoladex™	236	224	+1	675	630	-1
Arimidex™	221	136	+58	578	372	+45
Iressa™	113	70	+57	309	136	+117
Faslodex™	24	19	+26	73	56	+28
Nolvadex™	30	38	-26	99	138	-35

Total	885	722	+18	2,481	1,993	+15

  CasodexTM sales outside the US were up 6 percent in the quarter and 11 percent for the nine months. Japan continues to be the main driver for growth, with sales up 27 percent for the nine months.

  CasodexTM sales in the US for the nine months remain below last year’s level (down 10 percent) compared with estimated sales growth of 7 percent as a result of stocking differences between the periods.

  ArimidexTM sales continue to benefit from increased usage in the treatment of early breast cancer. Total prescriptions for ArimidexTM in the US increased 43 percent through September. US sales growth for the nine months was 42 percent (up from the 29 percent reported at the half year) as a result of strong third quarter growth (up 67 percent).

  ArimidexTM sales for the nine months also grew strongly in Europe (up 55 percent) and in Japan (up 36 percent).

  Sales of IressaTM in the US were $59 million in the quarter and $159 million for the nine months. Retail prescriptions in the third quarter were 63 percent higher than last year and 8 percent ahead of the second quarter 2004. Sales in Japan were up 15 percent in the quarter and 30 percent for the nine months. Sales in other markets reached $53 million for the nine months.

  Sales for FaslodexTM for the nine months were up 28 percent on launches following European marketing approval in March of this year. US sales were up 13 percent.
Neuroscience

	Third Quarter		CER %	Nine Months		CER %
	2004	2003		2004	2003

Seroquel™	529	345	+51	1,465	1,059	+35
Zomig™	81	83	-4	267	245	+2
Diprivan™	126	105	+18	374	339	+5
Local anaesthetics	128	121	+4	398	344	+7
Others	16	17	-12	54	54	-9

Total	880	671	+29	2,558	2,041	+20

  SeroquelTM sales outside the US increased 33 percent in the third quarter on strong growth in Europe (up 44 percent) fuelled by the launches for the bipolar mania indication. Nine month sales were up 28 percent.

  Prescriptions for atypical antipsychotics in the US increased 9 percent through September; SeroquelTM prescriptions were up 31 percent. In September, SeroquelTM share of new prescriptions reached 26.4 percent, overtaking risperidone to become the leading product in new prescriptions.

  Third quarter sales of SeroquelTM in the US were in line with underlying demand. The 59 percent growth rate reflects wholesaler destocking in the third quarter 2003. Sales for the nine months were up 37 percent.

  ZomigTM sales in the US were down 9 percent in the third quarter, and up 2 percent for the nine months. Outside the US, third quarter sales were down 2 percent and up 3 percent for the nine months.

AstraZeneca PLC

Geographic Sales

	Third Quarter		CER %	Nine Months		CER %
	2004	2003		2004	2003

US	2,407	2,271	+6	6,974	6,703	+4
Europe	1,858	1,662	+7	5,661	4,863	+3
Japan	352	297	+9	1,018	833	+9

RoW	648	573	+12	1,974	1,575	+16

  The reported growth rates for sales in the US, influenced by wholesaler stock movements, understate the strong underlying growth. Adjusted for stock movements, nine month sales were up 12 percent (28 percent excluding the three patent expired products)

  For the nine months, sales growth in Europe reflects, in addition to the launch roll-out for Crestor™, strong performances for NexiumTM (up 30 percent), SymbicortTM (up 35 percent), ArimidexTM (up 55 percent), and SeroquelTM (up 40 percent). This strong volume growth was able to offset the sales decline in LosecTM and price erosion in most markets.

  Oncology products (up 20 percent) and LosecTM (up 21 percent) drove sales performance in Japan for the nine months.

AstraZeneca PLC

Operating Review

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Third Quarter

Reported sales increased by 10 percent and operating profit by 15 percent. At constant exchange rates sales increased by 7 percent and operating profit by 16 percent.

In quarter three, the net effect of exchange on operating profit was marginally negative and reduced EPS by less than 1 cent. Compared with quarter three last year the euro was 8 percent stronger than the US dollar, benefiting sales, whilst the Swedish krona and sterling were respectively 8 percent and 11 percent stronger, increasing costs. Hedging gains were broadly similar to quarter three last year.

The US inventory management agreements (IMAs) have now been extended to 16 wholesalers and are providing more predictability to shipments in the US. Excess inventories have been largely worked off and at the end of the third quarter target inventories of less than one month had been achieved for most products. During the third quarter, wholesaler inventories over and above normal levels fell by around $75 million compared with an increase of $100 million during quarter three last year. Adjusting for these movements, total Group sales increased by approximately 11 percent.

Gross margins improved by 0.6 percentage points to 76.1 percent for the quarter. Sales mix continues to improve with payments to Merck declining to 4.9 percent of sales in the quarter from 6.7 percent in the third quarter last year. Following non-approval of ExantaTM in the US by the FDA, provisions of $80 million have been made against inventories and assets associated with ExantaTM.

In aggregate, R&D and SG&A expenses were $2,760 million, an increase of 4 percent versus the third quarter last year as launch costs have peaked. R&D expenditure grew by 8 percent against a relatively low quarter in 2003 whilst SG&A growth was restricted to 2 percent, mainly through relatively low promotional expenses in the US compared to the third quarter last year. Before the adverse impact of currency, R&D and SG&A together declined by 1.5 points in the quarter as a percentage of sales.

Operating margin for the quarter was 24.0 percent, an increase of 1.1 points over the same period last year. Gross margin, SG&A and R&D (as noted above) benefited operating margin, with the adverse currency impact on costs reducing margin by around 0.8 points.

Nine Months

Reported sales increased by 12 percent and operating profit by 6 percent. At constant exchange rates sales increased by 6 percent and operating profit by 2 percent. Cumulatively, exchange benefited EPS by around 5 cents. We expect to see a 2 cent to 3 cents negative effect in quarter four, based on current exchange rates and the hedging benefits seen in quarter four 2003 which are not expected to be repeated.

As mentioned above, US wholesaler inventories have come down to target levels. The first nine months of 2003 saw a substantial buy-in of $300 million of wholesaler inventories over and above normal. Adjusting for these movements, total Group sales grew by approximately 10 percent.

Gross margin increased by 1.2 points to 76.8 percent. Payments to Merck at 5.2 percent of sales are 1.4 points lower than last year but this benefit, and that from ongoing operating improvements, were partially offset by the provisions in respect of Exanta™.

The rate of growth in R&D and SG&A expenses for the nine months was 10 percent at CER (18 percent as reported), which is down from the 13 percent CER growth reported at the half year, mainly as a result of launch costs having peaked. Individually, R&D recruitment in Discovery and Development in the latter half of last year continued to drive cost growth over the first nine months of 2004, whilst SG&A growth was driven by product launches and new consumer campaigns.

Operating margin for the nine months was 22.1 percent, 1.2 points below the same period last year. The improvement in gross margin percentage has been more than offset by the growth in investment in R&D and SG&A, particularly in the first half of the year.

AstraZeneca PLC

Interest and Dividend Income

Net interest and dividend income for the first nine months was $70 million ($71 million in 2003), including $13 million in the third quarter ($18 million in 2003). As previously reported, net interest includes a gain arising from the close out of an interest rate swap that has offset a decline in core net interest income, as US dollar yields have been lower than last year whilst interest payments have increased.

Taxation

The effective tax rate for the third quarter and nine months was 27.0 percent compared with 27.5 percent for the comparative periods in 2003.

The movements in the Statement of Total Recognised Gains and Losses include a credit of $357 million in respect of agreed tax relief on exchange losses in the UK.

Exceptional Items

The disposal of the Advanta joint venture was completed on 1 September 2004 for $287 million, including $48 million due on final agreement of the net assets at disposal. The profit on disposal, after transaction costs and warranty and indemnity provisions, was $219 million. There is no tax charge arising on the disposal.

An agreement has been reached with US tax authorities that a portion of the $355 million ZoladexTM settlement, recorded as an exceptional item in 2002, is deductible for tax purposes. Consequently, an exceptional tax credit has been recorded in quarter three of $58 million in relation to this.

Cash Flow

Cash generated from operating activities before exceptional items in the nine months increased to $3,805 million from $3,532 million in the comparative period. This was due to increased trading profits for the nine months against the same period last year which, together with a reduced net outflow relating to working capital requirements and a reduction in the cash paid in respect of exceptional items, has meant that net cash from operating activities increased by $652 million to $3,797 million.

Tax paid ($1,011 million) and capital expenditure ($927 million) were broadly similar to the comparative period in 2003. There was a $308 million inflow from the disposals of Durascan and Advanta compared to $80 million in respect of the disposal of Marlow Foods in the prior year.

The 2004 interim dividend payment was made in September as opposed to October in 2003, resulting in accelerated dividend payments of $1,378 million compared to $770 million. $1,550 million has been paid under the share repurchase scheme in the nine months to date compared with $532 million in the comparative period in 2003.

Net cash funds have decreased by $607 million from the beginning of the year to stand at $2,889 million at 30 September 2004.

Share Repurchase Programme

During the third quarter, 13.3 million shares were repurchased for cancellation at a total cost of $582 million bringing the total repurchases for the first nine months to 33.5 million shares at a total cost of $1,550 million.

The total number of shares that remain in issue at 30 September 2004 is 1,661 million.

AstraZeneca PLC

Upcoming Milestones and Key Events

25 October 2004	Communication of 2003 and H1 2004 IFRS restatements
27 January 2005	Announcement of fourth quarter and full year 2004 results

Sir Tom McKillop
Chief Executive

Item 8

Consolidated Profit & Loss Account (back half)

For the nine months ended 30 September	2004 $m	2003 $m

Sales	15,627	13,974
Cost of sales	(3,624)	(3,412)
Distribution costs	(132)	(116)
Research and development	(2,840)	(2,409)
Selling, general and administrative expenses	(5,811)	(4,907)
Other operating income	231	132

Operating profit	3,451	3,262
Profit on sale of interest in joint venture	219	-
Net interest and dividend income	70	71

Profit on ordinary activities before taxation	3,740	3,333
Profit on ordinary activities before taxation before exceptional items	3,521	3,333
Exceptional items	219	-
Taxation	(884)	(917)

Profit on ordinary activities after taxation	2,856	2,416
Profit on ordinary activities after taxation before exceptional items	2,570	2,416
Exceptional items	286	-
Attributable to minorities	(11)	(15)

Net profit for the period	2,845	2,401
Dividends to shareholders	(494)	(436)

Profit retained for the period	2,351	1,965

Earnings per Ordinary Share before exceptional items	$1.52	$1.40
Earnings per Ordinary Share	$1.69	$1.40
Diluted earnings per Ordinary Share	$1.69	$1.40

Weighted average number of Ordinary Shares in issue (millions)	1,679	1,713

Diluted average number of Ordinary Shares in issue (millions)	1,681	1,714

Statement of Total Recognised Gains & Losses

For the nine months ended 30 September	2004 $m	2003 $m

Net profit for the period	2,845	2,401
Exchange adjustments on net assets	(117)	823
Tax on foreign exchange adjustments	357	41

Total recognised gains and losses relating to the period	3,085	3,265

Consolidated Profit & Loss Account

For the quarter ended 30 September	2004 $m	2003 $m

Sales	5,265	4,803
Cost of sales	(1,259)	(1,175)
Distribution costs	(46)	(41)
Research and development	(917)	(812)
Selling, general and administrative expenses	(1,843)	(1,744)
Other operating income	61	70

Operating profit	1,261	1,101
Profit on sale of interest in joint venture	219	-
Net interest and dividend income	13	18

Profit on ordinary activities before taxation	1,493	1,119
Profit on ordinary activities before taxation before exceptional items	1,274	1,119
Exceptional items	219	-
Taxation	(278)	(308)

Profit on ordinary activities after taxation	1,215	811
Profit on ordinary activities after taxation before exceptional items	929	811
Exceptional items	286	-
Attributable to minorities	(4)	(8)

Net profit for the period	1,211	803
Dividends to shareholders	-	-

Profit retained for the period	1,211	803

Earnings per Ordinary Share before exceptional items	$0.55	$0.47
Earnings per Ordinary Share	$0.72	$0.47
Diluted earnings per Ordinary Share	$0.72	$0.47

Weighted average number of Ordinary Shares in issue (millions)	1,669	1,710

Diluted average number of Ordinary Shares in issue (millions)	1,671	1,711

Consolidated Balance Sheet

As at 30 September	2004 $m	2003 $m

Fixed assets	10,474	10,058
Current assets	14,043	12,996

Total assets	24,517	23,054
Creditors due within one year	(6,926)	(7,095)

Net current assets	7,117	5,901

Total assets less current liabilities	17,591	15,959

Creditors due after more than one year	(1,092)	(348)
Provisions for liabilities and charges	(2,115)	(2,046)

Net assets	14,384	13,565

Capital and reserves
Shareholders’ funds and minority interests	14,384	13,565

Consolidated Cash Flow Statement

For the nine months ended 30 September	2004 $m	2003 $m

Cash flow from operating activities
Operating profit	3,451	3,262
Depreciation and amortisation	915	900
Increase in working capital and other non-cash movements	(561)	(630)

Net cash inflow from operating activities before exceptional
items	3,805	3,532
Outflow related to exceptional items	(8)	(387)

Net cash inflow from operating activities	3,797	3,145
Returns on investments and servicing of finance	76	49
Tax paid	(1,011)	(1,007)
Capital expenditure and financial investment	(917)	(1,002)
Acquisitions and disposals	308	80
Equity dividends paid to shareholders	(1,378)	(770)

Net cash inflow before management of liquid resources and
financing	875	495
Net purchase of shares	(1,475)	(501)
Exchange and other movements	(7)	65

(Decrease)/increase in net cash funds in the period	(607)	59
Net cash funds at beginning of period	3,496	3,844

Net cash funds at end of period	2,889	3,903

Notes to the Interim Financial Statements

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited financial statements for the nine months ended 30 September 2004 have been prepared in accordance with UK generally accepted accounting principles (UK GAAP). The accounting policies applied are those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2003, except that, during the period, the Company adopted UITF No. 38 “Accounting for ESOP Trusts”. This adoption had no effect on net profit or shareholders’ funds. The information contained in Note 4 below updates the disclosures concerning legal proceedings in the Company’s Annual Report and Form 20-F Information 2003 and Half Year Results 2004.

These interim financial statements do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2003 have been filed with the Registrar of Companies. The auditor's report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2	INTERNATIONAL ACCOUNTING

AstraZeneca’s first results reported under International Accounting Standards and International Financial Reporting Standards (IAS/IFRS) will be the interim results for Q1 2005. On Monday, 25 October 2004, the Company will publish financial information in respect of 2003 and the first six months of 2004 under IAS/IFRS. The information to be published includes the accounting policies AstraZeneca will adopt under IAS/IFRS, the primary financial statements, a reconciliation to UK GAAP and a commentary to explain the changes. A conference call will be held on Monday, 25 October at 13:00 BST to discuss the re-statements.

3	NET CASH FUNDS

The table below provides an analysis of net cash funds and a reconciliation of net cash flow to the movement in net cash funds.

	At 1 Jan 2004 $m	Cash flow $m	Other non-cash $m	Exchange movements $m	At 30 Sept 2004 $m

Loans due after 1 year	(303)	(734)	-	(1)	(1,038)
Current instalments of loans	-	-	-	-	-

Total loans	(303)	(734)	-	(1	(1,038)

Short-term investments	3,218	219	-	(2)	3,435
Cash	733	(67)	-	(4)	662
Overdrafts	(152)	(16)	-	-	(168)
Short-term borrowings	-	(2)	-	-	(2)

	3,799	134	-	(6)	3,927

Net cash funds	3,496	(600)	-	(7)	2,889

Issue of AstraZeneca PLC Ordinary
Shares		(75)
Repurchase of AstraZeneca PLC
Ordinary Shares		1,550

Net cash inflow before
management of liquid resources
and financing		875

4	LEGAL PROCEEDINGS

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation relating to employment matters, product liability, commercial disputes, infringement of intellectual property rights and the validity of certain patents. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company’s Annual Report and Form 20-F Information 2003 and Half Year Results 2004.

Losec™ / Prilosec™ (omeprazole)
As disclosed in the Company’s Annual Report and Form 20-F Information 2003, AstraZeneca has been involved in proceedings in Canada involving Apotex which relate to omeprazole capsules or omeprazole magnesium tablets and involve various patents. Following the launch by Apotex of a generic omeprazole capsule product in April 2004, AstraZeneca launched judicial review proceedings seeking to quash Apotex’s Notice of Compliance (marketing approval). In September 2004, the case was decided against AstraZeneca. AstraZeneca has appealed the decision.

Plendil™ (felodipine)
In September 2004, the US Court of Appeals for the Federal Circuit issued a decision in AstraZeneca’s patent infringement action against Mutual Pharmaceutical Co., Inc. commenced in 2000. As disclosed in the Company’s Annual Report and Form 20-F Information 2003, Mutual had appealed against decisions of the US District Court for the Eastern District of Pennsylvania which granted summary judgement to AstraZeneca as to both AstraZeneca’s infringement and validity claims in respect of its patent covering the extended release formulation of Plendil™ (felodipine) tablets. In September 2004, the Federal Circuit Court reversed the ruling by the District Court as to infringement and held that Mutual’s extended release felodipine tablets as a matter of law do not infringe AstraZeneca’s formulation patent. However, the Federal Circuit Court upheld the District Court’s decision as to validity, ruling that AstraZeneca’s formulation patent is valid as a matter of law.

In August 2004, the US District Court for the District of New Jersey issued an order dismissing the patent infringement action brought by AstraZeneca Pharmaceuticals LP against Zenith Goldline Pharmaceuticals Inc. (now known as IVAX Pharmaceuticals, Inc.). The patent infringement action against Zenith/IVAX, which AstraZeneca filed in July 2001, resulted from a May 2001 letter to AstraZeneca wherein Zenith/IVAX declared its intention to market a generic version of AstraZeneca’s Plendil™ extended release tablets (felodipine) prior to the expiration of AstraZeneca’s patent covering the extended release formulation. Zenith/IVAX filed counterclaims in the litigation alleging non-infringement. The District Court’s August 2004 order dismissed the case, without prejudice, pending the consummation of a settlement of the matter and granting the parties the right upon motion and good cause shown, to re-open the legal action if the settlement is not consummated within 60 days of the date of the order. The parties are jointly proposing, to the District Court, that the 60 day period be extended by 30 days.

Toprol-XL™ (metoprolol succinate)
In July 2004, AstraZeneca filed proceedings against Andrx Pharmaceuticals in the US District Court for the District of Delaware following Andrx's notification that it had filed an abbreviated new drug application with the US Food and Drug Administration seeking approval to market a generic form of Toprol-XL™ in the 25mg dose. In August 2004, AstraZeneca filed proceedings against KV Pharmaceutical Company in the US District Court for the Eastern District of Missouri following KV's notification that it had filed an abbreviated new drug application with the US Food and Drug Administration seeking approval to market a generic form of Toprol-XL™ in the 50mg dose. AstraZeneca maintains that its patents are valid and infringed by these Andrx and KV products. All of the patent litigation related to Toprol-XL™ against Andrx, KV and Eon Labs Manufacturing Inc. (the Eon proceedings having been disclosed in the Company’s Half Year Results 2004) has been consolidated for pre-trial discovery purposes and motion practice in the US District Court for the Eastern District of Missouri. These aspects of the proceedings will continue in the first half of 2005. No trial date has yet been scheduled in the consolidated proceedings.

Drug Importation Anti-trust Litigation
In the Company’s Half Year Results 2004, AstraZeneca disclosed pending, purported class action proceedings in Minnesota in which the plaintiffs allege that AstraZeneca Pharmaceuticals LP and eight other pharmaceutical manufacturer defendants conspired to prevent American consumers from purchasing prescription drugs from Canada, “depriving consumers of the ability to purchase” drugs at competitive prices. The plaintiffs seek injunctive relief, restitution and other remedies. In August 2004, Californian retail pharmacy plaintiffs filed an action in the Superior Court of California making similar allegations.

Government Investigations into Drug Marketing Practices
In October 2004, AstraZeneca received an additional subpoena from the US Attorney’s Office in Boston, Massachusetts seeking documents relating to interactions with physicians at a large, regional clinic and affiliated entities in north eastern Massachusetts. On October 15, AstraZeneca was informed that it was going to receive a subpoena from the US Attorney’s Office for the Eastern District of Pennsylvania seeking documents relating to the formulary status of Prilosec™ and Nexium™ at a regional Health Maintenance Organization (HMO) and a national Pharmacy Benefits Manager (PBM). AstraZeneca intends to cooperate fully with these document requests.

General
With respect to each of the legal proceedings described above, we are unable to make estimates of the loss or range of losses at this stage. We also do not believe that disclosure of the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings.

5	NINE MONTHS TERRITORIAL SALES ANALYSIS
			% Growth

	Nine Months 2004 $m	Nine Months 2003 $m	Actual	Constant Currency

US	6,974	6,703	4	4
Canada	651	519	25	14

North America	7,625	7,222	6	5

France	1,208	1,058	14	-
UK	432	394	10	(2)
Germany	717	623	15	2
Italy	809	680	19	5
Sweden	222	229	(3)	(14)
Europe others	2,273	1,879	21	9

Total Europe	5,661	4,863	16	3

Japan	1,018	833	22	9
Rest of World	1,323	1,056	25	17

Total	15,627	13,974	12	6

6	THIRD QUARTER TERRITORIAL SALES ANALYSIS
			% Growth

	3rd Quarter 2004 $m	3rd Quarter 2003 $m	Actual	Constant Currency

US	2,407	2,271	6	6
Canada	202	189	7	7

North America	2,609	2,460	6	6

France	361	370	(2)	(6)
UK	151	120	26	15
Germany	250	233	7	2
Italy	266	230	16	11
Sweden	69	77	(10)	(14)
Europe others	761	632	20	15

Total Europe	1,858	1,662	12	7

Japan	352	297	19	9
Rest of World	446	384	16	15

Total	5,265	4,803	10	7

7	NINE MONTHS PRODUCT SALES ANALYSIS
	World				US

	Nine Months 2004 $m	Nine Months 2003 $m	Actual Growth %	Constant Currency Growth %	Nine Months 2004 $m	Actual Growth %

Gastrointestinal:
Losec	1,501	2,037	(26)	(32)	287	(63)
Nexium	2,777	2,466	13	10	1,931	2
Others	64	53	21	13	22	22

Total Gastrointestinal	4,342	4,556	(5)	(10)	2,240	(17)

Cardiovascular:
Zestril	327	342	(4)	(12)	48	(26)
Seloken	1,006	1,034	(3)	(5)	708	(7)
Atacand	639	543	18	10	189	(4)
Plendil	361	383	(6)	(10)	140	(10)
Tenormin	271	246	10	1	26	86
Crestor	596	88	n/m	n/m	347	n/m
Others	256	284	(10)	(18)	12	(8)

Total Cardiovascular	3,456	2,920	18	12	1,470	16

Respiratory:
Pulmicort	737	674	9	4	388	11
Rhinocort	268	272	(1)	(4)	192	(5)
Symbicort	578	377	53	37	-	-
Accolate	84	76	11	8	60	22
Oxis	76	91	(16)	(25)	-	-
Others	118	110	7	(2)	-	-

Total Respiratory	1,861	1,600	16	8	640	7

Oncology:
Zoladex	675	630	7	(1)	118	(8)
Casodex	736	647	14	5	169	(10)
Nolvadex	99	138	(28)	(35)	2	(95)
Arimidex	578	372	55	45	217	42
Iressa	309	136	127	117	159	194
Faslodex	73	56	30	28	62	13
Others	11	14	(21)	(28)	-	-

Total Oncology	2,481	1,993	24	15	727	18

Neuroscience:
Seroquel	1,465	1,059	38	35	1,092	37
Zomig	267	245	9	2	112	2
Diprivan	374	339	10	5	201	18
Local anaesthetics	398	344	16	7	94	11
Others	54	54	-	(9)	15	15

Total Neuroscience	2,558	2,041	25	20	1,514	29

Infection and Other:
Merrem	310	242	28	20	54	35
Other Products	207	229	(10)	(16)	90	(9)

Total Infection and Other	517	471	10	3	144	4

Salick Health Care	226	200	13	13	226	13
Astra Tech	186	144	29	16	13	18
Marlow Foods	-	49	n/m	n/m	-	n/m

Total	15,627	13,974	12	6	6,974	4

n/m not meaningful

8	THIRD QUARTER PRODUCT SALES ANALYSIS
	World				US

	3rd Quarter 2004 $m	3rd Quarter 2003 $m	Actual Growth %	Constant Currency Growth %	3rd Quarte 2004 $m	Actual Growth %

Gastrointestinal:
Losec	430	631	(32)	(34)	79	(62)
Nexium	951	1,000	(5)	(6)	651	(17)
Others	26	18	44	44	11	57

Total Gastrointestinal	1,407	1,649	(15)	(17)	741	(26)

Cardiovascular:
Zestril	105	116	(9)	(12)	17	(23)
Seloken	353	286	23	22	255	35
Atacand	214	185	16	13	64	7
Plendil	102	144	(29)	(30)	34	(49)
Tenormin	93	81	15	10	11	n/m
Crestor	260	76	n/m	n/m	162	n/m
Others	81	96	(16)	(19)	3	(25)

Total Cardiovascular	1,208	984	23	20	546	37

Respiratory:
Pulmicort	211	184	15	12	108	24
Rhinocort	87	86	1	-	65	(2)
Symbicort	185	128	45	39	-	-
Accolate	31	20	55	55	24	118
Oxis	25	31	(19)	(22)	-	-
Others	35	36	(3)	(6)	-	-

Total Respiratory	574	485	18	15	197	20

Oncology:
Zoladex	236	224	5	1	25	(41)
Casodex	258	230	12	7	62	13
Nolvadex	30	38	(21)	(26)	-	n/m
Arimidex	221	136	63	58	87	67
Iressa	113	70	61	57	59	64
Faslodex	24	19	26	26	19	6
Others	3	5	(40)	(40)	-	-

Total Oncology	885	722	23	18	252	21

Neuroscience:
Seroquel	529	345	53	51	398	59
Zomig	81	83	(2)	(4)	29	(9)
Diprivan	126	105	20	18	73	55
Local anaesthetics	128	121	6	4	34	6
Others	16	17	(6)	(12)	5	67

Total Neuroscience	880	671	31	29	539	48

Infection and Other:
Merrem	101	88	15	13	18	20
Other Products	71	88	(19)	(22)	31	(38)

Total Infection and Other	172	176	(2)	(5)	49	(25)

Salick Health Care	78	66	18	18	78	18
Astra Tech	61	50	22	16	5	25
Marlow Foods	-	-	-	-	-	-

Total	5,265	4,803	10	7	2,407	6

n/m not meaningful

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of fourth quarter and full year 2004 results	27 January 2005

Announcement of first quarter 2005 results	28 April 2005

Annual General Meeting 2005	28 April 2005

Announcement of second quarter and half year 2005 results	28 July 2005

Announcement of third quarter 2005 results	27 October 2005

DIVIDENDS

The record date for the first interim dividend paid on 20 September 2004 (in the UK, Sweden and the US) was 13 August 2004. Ordinary Shares traded ex-dividend on the London and Stockholm Stock Exchanges from 11 August 2004. ADRs traded ex-dividend on the New York Stock Exchange from the same date.

The record date for the second interim dividend for 2004 payable on 21 March 2005 (in the UK, Sweden and the US) will be 11 February 2005. Ordinary Shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 9 February 2005. ADRs will trade ex-dividend on the New York Stock Exchange from the same date. The accelerated payment of the second interim dividend for 2004 in March 2005 instead of April payment, as was previous practice, will result in the Company making three dividend payments to shareholders in the UK 2004/2005 tax year.

Future dividends will normally be paid as follows:
First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

The following brand names used in this interim report are trade marks of the AstraZeneca group of companies:

Accolate Arimidex Astra Tech Atacand Casodex Crestor Diprivan Exanta Faslodex Iressa Losec Merrem Nexium Nolvadex Oxis Plendil Prilosec Pulmicort Pulmicort Respules Rhinocort Rhinocort Aqua Seloken Seroquel Symbicort Tenormin Toprol-XL Zestril Zoladex Zomig

ADDRESSES FOR CORRESPONDENCE

Registrar and	Depositary	Registered Office	Swedish Securities Register
Transfer Office	for ADRs		Centre
The AstraZeneca Registrar	JPMorgan Chase Bank	15 Stanhope Gate	VPC AB
Lloyds TSB Registrars	PO Box 43013	London	PO Box 7822
The Causeway	Providence	W1K 1LN	S-103 97 Stockholm
Worthing	RI 02940-3013	UK	Sweden
West Sussex	US
BN99 6DA
UK
Tel: +44 (0)121 433 8000	Tel: +1 (781) 575 4328	Tel: +44 (0)20 7304 5000	Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. This Interim Report contains forward-looking statements with respect to the financial condition, results of operations and businesses of AstraZeneca. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition; price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.

Item 9

AstraZeneca – Notice of teleconference on adoption of IAS/IFRS

On Monday, 25th October 2004 at 07:00 (BST), 08:00(CET), 02:00(EDT) AstraZeneca will release financial figures for 2003 and the first two quarters and half-year of 2004 prepared in accordance with IAS/IFRS.

There will be an analyst teleconference at 13:00(BST), 14:00(CET) 08:00 (EDT), for which the numbers are in the UK: 0800 559 3272, for Europe +44 (0)20 7984 7576 and for the US: 1 866 239 0753.

These numbers, as well as details of the replay facility available through Wednesday, 3 November 2004, are available on the Investor Relations part of the AstraZeneca website at www.astrazeneca.com or www.astrazenecaevents.com.

Also available will be supporting slides for the teleconference and explanatory background notes.

Item 10

ASTRAZENECA PREPARES FOR ADOPTION OF IAS/IFRS

As part of its preparation for the adoption of International Accounting Standards (IAS)/International Financial Reporting Standards (IFRS), AstraZeneca today made available financial information for the full year 2003 and the first half of 2004, together with quarterly information, prepared in accordance with the new standards.

Currently AstraZeneca reports under UK Generally Accepted Accounting Principles (UK GAAP) and is making IAS/IFRS information available for these periods ahead of the formal adoption of the new standards, from January 1, 2005.

Mr Jon Symonds, Chief Financial Officer of AstraZeneca, said: “Information released today is designed to enable shareholders and the financial community to make comparisons when the new IAS/IFRS guidance is fully introduced from January 1 2005. The overall effect of the new standards on AstraZeneca is modest. The new standards would give an EPS figure for 2003 of $1.76 against a UK GAAP figure of $1.78.”

Summary of Main Changes

	H1 2004		FY 2003
	UK GAAP	IFRS	UK GAAP	IFRS
	$m	$m	$m	$m
Operating profit	2,190	2,104	4,111	4,007
Net profit (after Minority Interests)	1,634	1,604	3,036	3,014
EPS	$ 0.97	$ 0.95	$ 1.78	$ 1.76
Net assets	13,281	12,834	13,257	13,209

The most significant elements contributing to the change in financial information for 2003 and 2004 are:

  the cessation of goodwill amortisation
  recalculation of the deferred tax asset in relation to profit on intra-group stock the inclusion of financial instruments at fair value, and
  the inclusion of a fair value charge of $154m in respect of outstanding share options for 9,000 employees worldwide, mostly in the USA inclusion in the balance sheet of all employee benefit liabilities(largely pensions), using similar principles to FRS 17.

This financial information has been prepared on the basis of IFRS’s expected to be available for use at 31st December 2005. These are subject to ongoing review and endorsement by the EU and are therefore still subject to change. We will update our information for any such changes when they are made.

A teleconference for financial analysts will take place at 13:00 BST, with a brief presentation followed by a Q&A session. The dial-in telephone numbers are as follows:

UK (freephone): 0800 559 3272
Europe: +44 (0)20 7984 7576
USA (freephone): 1 866 239 0753
Emergency back up number is: +353 (0)1 478 1010

Journalists may dial in on a listen-in basis only. The telephone number is: +44 (0)20 7784 1020

The restated IAS/IFRS figures and presentation will be available online at www.astrazeneca.com and www.astrazenecaevents.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
In order to utilise the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. This announcement contains forward-looking statements with respect to the financial condition, results of operations and businesses of AstraZeneca. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition; price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.

-Ends-

25 October 2004

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033
Investor Relations:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087